EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
IAHC Bermuda, Ltd.	Bermuda

INTL Assets, Inc.	Florida

INTL Global Currencies Limited (formerly known as ‘Global Currencies (FX) Limited’)	United Kingdom

INTL Holdings (U.K.) Limited (formerly known as ‘Global Currencies (Holdings) Limited’)	United Kingdom

INTL Trading, Inc.	Florida

INTL Consilium LLC	Florida